Mitsui Sumitomo Insurance Company, Limited (“Mitsui Sumitomo”) presently expects that a registration statement will be filed with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, for the shares to be issued by Mitsui Sumitomo Insurance Group Holdings, Inc. in connection with the transaction described below, and that the prospectus included therein will be distributed to holders of Mitsui Sumitomo common stock in the United States. U.S. investors are urged to read the registration statement and prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from Mitsui Sumitomo by directing such request to: Mitsui Sumitomo Insurance Company, Limited, 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8252, Japan, Attention: Hiroyasu Kanno, Shareholder Relations & Legal Dept, 011-813-3297-1111.
[Translation]
November 20, 2007

Name of Representative:	Toshiaki Egashira, President and Director
Company Name :	Mitsui Sumitomo Insurance Company, Limited
(Code No.: 8752)
Notice of Convocation of Extraordinary Shareholders Meeting and
Amendment to Articles of Incorporation
To whom it may concern
As announced on November 20, 2007, Mitsui Sumitomo Insurance Company, Limited has decided to establish a holding company through a sole share transfer subject to the approval of the shareholders’ meeting and approvals of the competent authorities, thereby significantly strengthening the group’s management structure, and determined the share transfer plan under which the Company will establish a holding company called Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha at the meeting of the board of directors of the Company held on November 20, 2007.
The Company hereby announces that it has decided to convene an Extraordinary Shareholders Meeting to obtain approval of the share transfer and to propose an amendment to its Articles of Incorporation at the Extraordinary Shareholders Meeting as follows, at the meeting of the board of directors of the Company held on December 19, 2007.

1.	Date and Agenda Items of Extraordinary Shareholders Meeting
(1)	Date of Extraordinary Shareholders Meeting

January 31, 2008

(2)	Agenda Items of Extraordinary Shareholders Meeting
(i)	Approval of Share Transfer Plan

(ii)	Amendment to Articles of Incorporation
2.	Reasons, Details and Schedule of Amendment to Articles of Incorporation
(1)	Reasons for Amendment to Articles of Incorporation

If the First Item is approved as proposed at the Extraordinary Shareholders Meeting, Mitsui Sumitomo Insurance Group Holdings, Inc., the parent corporation to be incorporated by share transfer, will become the Company’s only shareholder the day the parent corporation to be incorporated by share transfer is incorporated, and the record date for annual shareholder meetings therefore will become unnecessary. In this connection, the Company proposes that the provision for Record Date for Annual Shareholders Meeting in Current Article 16 be deleted, and the subsequent provisions be renumbered accordingly.

A resolution on this Item will take effect on March 30, 2008, on the condition that the First Item has been approved as proposed, the Share Transfer Plan as approved under the First Item has not been rendered invalid as of the day immediately prior to March 30, 2008, and this Share Transfer has not been cancelled.

(2)	Details of Amendment to Articles of Incorporation

Details of the proposed amendment are as set out below.
(Parts proposed to be amended are underlined.)

Current Articles of Incorporation	Proposed amendment
(Record Date for Annual Shareholders Meeting)
Article 16.	(To be deleted.)
The record date for the annual shareholder meeting of the Company shall every year be March 31.

Article 17. - Article 42.	Article 16. - Article 41.
(Provisions intentionally omitted.)	(As currently provided.)

(3)	Schedule of Amendment to Articles of Incorporation
(i)	Date of Shareholders Meeting concerning Amendment to Articles of Incorporation

January 31, 2008

(ii)	Effective date of Amendment to Articles of Incorporation

March 30, 2008

(The amendment is conditioned on the share transfer plan becoming effective, approval at the shareholders’ meeting and approvals of the competent authorities under domestic or foreign laws and regulations being obtained.)
(4)	Reference

The Company expects to pay dividends (year-end dividends) for the Company’s 91st business year (from April 1, 2007 to March 31, 2008) to the shareholders (including beneficial shareholders) or registered pledgees of shares entered or recorded in the final shareholders registries (including beneficial shareholders registries) as of March 31, 2008.
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